[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

VIA EDGAR AND FEDEX

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Freeport-McMoRan Copper & Gold Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed April 2, 2013

File No. 333-185747

Dear Mr. Reynolds:

On behalf of Freeport-McMoRan Copper & Gold Inc. (“FCX”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter dated April 8, 2013, with respect to the above-referenced filing. We have also included in this letter, where applicable, responses communicated to us by counsel to, and/or representatives of, Plains Exploration & Production Company (“PXP”).

John Reynolds

United States Securities and Exchange Commission

April 10, 2013

This letter and Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-4 (File No. 333-185747) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 4 marked to indicate changes from the version filed on April 2, 2013.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 4. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 4.

Material United States Federal Income Tax Consequences of the Merger, page 113

1.	We reissue comment 6 in our letter dated March 22, 2013. Please revise the disclosure under this section to clearly state the opinion of counsel, consistent with the opinions filed as Exhibits 8.1 and 8.2.

Response: In response to the Staff’s comment, the disclosure on pages 113 and 114 of Amendment No. 4 has been revised.

Exhibits

2.	We note your response to comment 3 in our letter dated March 22, 2013, and we partially reissue the comment. Please file Exhibits 10.6 and 10.7 in their entirety, including all schedules and exhibits thereto.

Response: In response to the Staff’s comment, Exhibits 10.6 and 10.7 have been filed with Amendment No. 4 in their entirety, including all schedules and exhibits thereto.

3.	Please remove the reference to “certain” United States federal income tax matters from Exhibit 8.2.

Response: In response to the Staff’s comment, a revised version of Exhibit 8.2 has been filed with Amendment No. 4.

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John Reynolds

United States Securities and Exchange Commission

April 10, 2013

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1314 (telephone) or deshapiro@wlrk.com (e-mail).

We thank the Staff in advance for its assistance.

Sincerely,

/s/ David E. Shapiro

David E. Shapiro
Wachtell, Lipton, Rosen & Katz

cc:	Douglas N. Currault II, Freeport-McMoRan Copper & Gold Inc.

John F. Wombwell, Plains Exploration & Production Company

Michael E. Dillard and Sean T. Wheeler, Latham & Watkins LLP